Cybin Reports Second Quarter Fiscal Year 2026 Financial Results and Recent Business Highlights

- Closed registered direct offering for aggregate gross proceeds of US$175 million (the “Registered Direct Offering”) led by a syndicate of prominent biopharmaceutical institutional investors -

- On track to report topline data from Phase 2 study evaluating CYB004 for the treatment of Generalized Anxiety Disorder (“GAD”) in Q1 20261 -

- Continues to advance Phase 3 studies of CYB003 for the adjunctive treatment of major depressive disorder (“MDD”) -

- The Company’s cash position as at September 30, 2025 after giving effect to the net proceeds of the Registered Direct Offering is US$248 million -

- Repayment of outstanding convertible debentures to High Trail Special Situations LLC and debt retired in full -

- Company to host conference call and webcast at 8:00 a.m. ET today -

TORONTO, CANADA – November 13, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today reported unaudited financial results for its second quarter ended September 30, 2025, and recent business highlights.

“We are extremely pleased with the strong demand for our recently completed financing,” said Eric So, Interim Chief Executive Officer of Cybin. “The participation of notable institutional investors underscores confidence in the strength of our science, the potential and differentiation of our therapeutic candidates, and our team’s proven ability to execute. This financing enables us to maintain strong momentum as we advance our Phase 2 and Phase 3 clinical trials toward key data readouts in 2026 and work to deliver meaningful clinical outcomes and potentially transformative therapies closer to patients in need.”

“Across the organization we are focused on a disciplined execution strategy and building a strong foundation leading up to critical clinical milestones in 2026,” said Eric So, Interim Chief Executive Officer of Cybin. “Our recent financing enables us to advance our late-stage programs, prepare for commercialization and retire inefficient capital structures. Coupled with our clinical progress, scientific rigor, dominant IP, measured approach to capital deployment, and leadership continuity, Cybin is well positioned to advance towards our upcoming data readouts and beyond.”

Recent Business and Pipeline Highlights:

•Completed enrollment in its Phase 2 study evaluating CYB004, a proprietary deuterated dimethyltryptamine (“DMT”) program, for the treatment of GAD.

•Continues to progress CYB003 through the Phase 3 APPROACH and EXTEND studies. Dosing is currently ongoing in the first pivotal study, APPROACH, which is expected to enroll 220 patients across 45 U.S. clinical sites1. Patient rollovers continue into EXTEND, the long-term extension study.

•Received approval in Australia to conduct the EMBRACE® study, the second Phase 3 study within the PARADIGM program evaluating CYB003, for the adjunctive treatment of MDD. This approval follows other recent regulatory decisions which granted approval to initiate the EMBRACE study in the United States, Ireland, Poland, Greece and the United Kingdom.

•The Board of Directors formed a committee to conduct a formal search for a Chief Executive Officer to guide the Company through its next phase of growth and clinical advancement.

•Growing intellectual property portfolio with 100+ granted patents and 250+ pending applications providing protection around lead programs, CYB003 and CYB004, until at least 2041. The portfolio extends beyond these programs to cover patents and applications to key pre-clinical research and discovery programs, supporting competitive flexibility and potential blocking positions within the field. Cybin’s IP strategy focuses on expanding and defending a dominant position within the sector through targeted filings based on continued innovation across its clinical, preclinical, and discovery efforts.
Upcoming Key Milestones and Catalysts1
CYB003 Phase 3 PARADIGM Program in MDD
•APPROACH™ Study: Dosing is ongoing with expected enrollment of 220 participants across 45 clinical sites in the U.S. Topline data expected in Q4 20261.

•EMBRACE™ Study: Initiation of enrollment expected in Q4 2025, targeting 330 participants with moderate to severe MDD1. EMBRACE has been granted approval to initiate in the United States, Australia, Ireland, Poland, Greece, and the United Kingdom.

•EXTEND Long-Term Extension Study: Patient rollovers are underway, providing critical long-term safety and durability data.
CYB004 Phase 2 Program in GAD
•Successfully completed enrollment in Phase 2 study. Topline data expected in Q1 20261.

•Differentiated delivery: Intramuscular delivery mechanisms optimized for clinical and commercial scalability

Second-Quarter Financial Highlights

•Cash totaled US$83.8 million as of September 30, 2025.
•The Company’s cash position as at September 30, 2025 after giving effect to the net proceeds of the Registered Direct Offering is US$248 million, but before adjustment for post quarter events and repayment of the remaining balance outstanding under the Company’s convertible debentures and early repayment fees for a total cash repayment of approximately US$22.8 million.
•Net loss was US$33.7 million for the quarter ended September 30, 2025, compared to a net loss of US$41.9 million in the same period last year.
•Cash-based operating expenses consisting of research, general, and administrative costs totaled US$28.5 million for the quarter ended September 30, 2025, compared to US$18.2 million, in the same period last year.
•Cash flows used in operating activities were US$34.5 million for the quarter ended September 30, 2025, compared to US$19.1 million in the same period last year.

Conference Call and Webcast Details:

Date: Thursday, November 13, 2025
Time: 8:00 a.m. ET
Dial-in: 800-245-3047 (U.S. toll free) or 203-518-9765 (International)
Conference ID: CYBN1113
Webcast: Register for the webcast here

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.
Note:
1.There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation to advance towards its upcoming data readouts and beyond; the Company’s expectations to report topline data from Phase 2 study evaluating CYB004 in Q1 2026; enroll 220 patients across 45 U.S. clinical sites in APPROACH study; initiate enrollment in EMBRACE™ Study in Q4 2025 targeting 330 participants with moderate to severe MDD; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding deuterated tryptamines, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of deuterated tryptamines, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
Astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com